                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                For the month of September, 2000


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the report to shareholders for the quarter ended September 30, 2000 containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results.
                      [LOGO] KNIGHTSBRIDGE
                         TANKERS LIMITED





                  KNIGHTSBRIDGE TANKERS LIMITED




                       THIRD QUARTER 2000
                     REPORT TO SHAREHOLDERS











Knightsbridge Tankers Limited
Registered Office
Cedar House, 41 Cedar Avenue
Hamilton HM 12 Bermuda


















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                          KNIGHTSBRIDGE
                         TANKERS LIMITED


                                        Bermuda, October 26, 2000


To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the third quarter of 2000. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 2000.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any additional charter hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel the spot market related rate, after inclusion of the component for operating expenses, totaled $59,096 per day for the period July 1 through September 30, 2000. (The corresponding spot market related rate for the period July 1 through September 30, 1999, was determined to be $17,498).

Accordingly, on October 16, 2000, Shell International paid to the Company's vessel owning subsidiaries charter hire in the aggregate amount of $22,354,160 for the period July 1 through September 30, 2000. (For the period July 1 through September 30, 1999, Shell International paid charter hire at the base rate in the aggregate amount of $10,151,740).

On October 16, 2000, the Board of Directors of the Company declared a distribution to shareholders of record as of October
26, 2000, payable on or about November 8, 2000, in the amount of $1.17 per share for the period July 1 through September 30, 2000.
(For the period July 1 through September 30, 1999, the distribution was $0.45 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2001, so that they may make the appropriate tax reporting and elections


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with the United States tax authorities with respect to the
Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 2000.

We are pleased to answer any inquiries that shareholders may have. Our investor relations contacts are: Ola Lorentzon in Oslo, Norway (Tel: 47 23 11 40 00, Fax: 47 23 11 40 44) and Kate
Blankenship in Hamilton, Bermuda (Tel: 441 295-6935, Fax: 441 295-3494). The NASDAQ National Market symbol for the Company's Common Shares is "VLCCF".


Very truly yours,

Ola Lorentzon
Chairman and Chief Executive Officer































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

             Management's Discussion and Analysis of
          Financial Condition and Results of Operations


Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "Hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day. In addition, for the first three years of the charters, Shell International paid "Supplemental Hire" as described below.

Results of Operations - Nine Months Ended September 30, 2000

Revenues
The Company's revenues consisted of charter hire of $45.2 million for the nine months ending September 30, 2000. (Revenues for the corresponding period in 1999 were $30.1 million).

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd (the "Manager"),
(ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.





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Interest income and expense
Interest income of $100,896 was earned during the period. In addition, the Company received interest income of $5,101 on the principal balance of the receivable note from Shell
International.  This note was repaid in full on January 18, 2000.

The Company's borrowings under its credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the credit facility has effectively been fixed at 7.05 %, which resulted in interest expenses of $6,687,604 for the first nine months of 2000. This has decreased from $6,959,688 incurred in the first nine months of 1999 due to the repayment of the final installment of the Amortizing Loan as discussed below.

Liquidity and Capital Resources
Total shareholders' equity at September 30, 2000 was $273.0 million compared to $274.0 million at December 31, 1999. The decrease was due to net income of $24.5 million for the period January 1 through September 30, 2000 less distributions of $25.5 million to shareholders in the same period. These distributions are for earnings in the fourth quarter of 1999 and the first half of 2000.

The Company's long-term debt as of September 30, 2000, consists of $125.4 million borrowed under its credit facility. At December 31, 1999, the Company's long-term debt included an amount of $1.7 million that represented the "Amortizing Loan" which was payable in eight equal quarterly installments ending on January 15, 2000. Supplemental Hire payable by Shell International was equal to amounts payable by the Company on account of the Amortizing Loan. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.










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                        KNIGHTSBRIDGE TANKERS LIMITED
                   CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                              (in U.S. Dollars)

                                       September 30, 2000  December 31, 1999
ASSETS

Current assets

Cash                                           260,367            70,695
Current installments of notes
  receivable                                         -         1,681,538
Charter hire receivable                     22,354,160        10,175,142
Prepaid expenses                                41,710            14,525
                                            ----------        ----------
Total current assets                        22,656,237        11,941,900

Vessels under capital lease, less
  accumulated depreciation of
  $63,236,558 and $50,041,913              376,584,987       389,779,632
Capitalized financing fees
  and expenses,less accumulated
  amortization of $1,335,493
  and $1,056,835                             1,265,312         1,543,969
                                             ---------         ---------
TOTAL ASSETS                               400,506,536       403,265,501
                                           ===========       ===========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities

Accrued expenses and other current
  liabilities                                2,129,726         2,206,021
Current installments of credit facility              -         1,681,538
                                           -----------       -----------
Total current liabilities                    2,129,726         3,887,559

Credit facility                            125,397,399       125,397,399

Shareholders equity

Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000          171,000           171,000
Contributed capital surplus account        272,808,411       273,809,543
                                           -----------       -----------
Total shareholders equity                  272,979,411       273,980,543
                                           -----------       -----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                       400,506,536       403,265,501


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                                           ===========       ===========




















































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                        KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                              (in U.S. Dollars)

                                  January 1, 2000        January 1, 1999
                                  to September 30, 2000  to September 30, 1999

Charter hire revenue                     45,219,275           30,124,185

Operating expenses:
Depreciation of vessels under
  capital leases                         13,194,645           13,194,645
Management fee                              562,500              562,500
Administration expenses                      44,458               68,314
                                         ----------           ----------
Net operating income                     31,417,672           16,298,726


Interest income                             105,997              341,304
Interest expense                        (6,687,604)          (6,959,688)
Other financial costs                     (358,166)            (316,158)
                                         ----------           ----------
Net income                               24,477,900            9,364,184
                                         ==========           ==========





























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

                        KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                              (in U.S. Dollars)


                                  January 1, 2000        January 1, 1999
                                  to September 30, 2000  to September 30, 1999

Cash flows from operating activities

Net income                               24,477,900            9,364,184

Items to reconcile net income
  to net cash provided by
  operating activities:

Depreciation                             13,194,645           13,194,645
Amortization of capitalized
  fees and expenses                         278,657              278,658

Changes in operating assets
  and liabilities:

Receivables                            (10,524,665)            5,079,854
Accrued expenses and other
  current liabilities                      (76,295)             (70,240)
                                       ------------         ------------
Net cash provided by operating
  activities                             27,350,242           27,847,101


Cash flows from financing activities

Repayments of loan                      (1,681,538)          (5,044,614)
Distribution to shareholders           (25,479,032)         (23,085,000)
                                       ------------         ------------
Net cash used in financing
  activities                           (27,160,570)         (28,129,614)


Net increase (decrease) in
  cash and cash equivalents                 189,672            (282,513)
Cash and cash equivalents at
  beginning of period                        70,695              315,223
                                        -----------          -----------
Cash and cash equivalents at
  end of period                             260,367               32,710
                                        ===========          ===========





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                        KNIGHTSBRIDGE TANKERS LIMITED
         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                              (in U.S. Dollars)


                                    Contributed
                        Share       capital surplus    Retained
                        capital     account            earnings      Total
-----------------------------------------------------------------------------

Balance at
December 31, 1998        171,000      292,017,066             -   292,188,066

Net income                     -                -    12,572,476    12,572,476

Distribution
to shareholders                -     (18,207,523)  (12,572,476)  (30,779,999)
-----------------------------------------------------------------------------

Balance at
December 31, 1999        171,000      273,809,543             -   273,980,543

Net income                     -                -    24,477,900    24,477,900

Distribution
to shareholders                -      (1,001,132)  (24,477,900)  (25,479,032)
-----------------------------------------------------------------------------

Balance at
September 30, 2000       171,100      272,808,411             -   272,979,411
=============================================================================






















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02089009.AC2